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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MILACRON INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
598709103
(CUSIP Number)
Ohio Plastics, LLC
c/o Bayside Capital, Inc.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attention: John Bolduc
Telephone: (305) 379-2322
with copies to:

Bayside Capital, Inc. 1001 Brickell Bay Drive, 27th Floor Miami, Florida 33131 Attention: Richard H. Siegel, Esq. Telephone: (305) 379-2322	Greenberg Traurig, LLP 77 West Wacker Drive, Suite 2500 Chicago, Illinois 60601 Attention: Paul Quinn, Esq. Telephone: (312) 456-8400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	598709103	Page	2	of	16

1	NAMES OF REPORTING PERSONS OHIO PLASTICS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Shares reported are shares of common stock on a fully diluted, as-converted basis (excluding accrued but unpaid dividends).
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii) 5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	3	of	16

1	NAMES OF REPORTING PERSONS OHIO PLASTICS RECOVERY, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its membership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	4	of	16

1	NAMES OF REPORTING PERSONS OHIO PLASTICS FINANCING, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	5	of	16

1	NAMES OF REPORTING PERSONS BAYSIDE OPPORTUNITY FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	6	of	16

1	NAMES OF REPORTING PERSONS BAYSIDE OPPORTUNITY ADVISORS, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based (i) on 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	7	of	16

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF;OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		3,285,714(see Item 5)(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,285,714(see Item 5)(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	8	of	16

1	NAMES OF REPORTING PERSONS SAMI W. MNAYMNEH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,285,714(see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,285,714(see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	9	of	16

1	NAMES OF REPORTING PERSONS ANTHONY A. TAMER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,285,714(see Item 5)(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,285,714(see Item 5)(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,285,714(see Item 5)(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3% OF COMMON STOCK(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Beneficial ownership of the shares of common stock of Milacron Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of its indirect ownership of Ohio Plastics, LLC.
(2) Based on (i) 5,508,129 shares of common stock of Milacron Inc. outstanding on July 31, 2007 as disclosed in Milacron’s Quarterly Report on Form 10-Q that was filed with the Securities and Exchange Commission on August 6, 2007 and (ii)  5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock.

CUSIP No.	598709103	Page	10	of	16
SCHEDULE 13D
     This Statement of Beneficial Ownership on Schedule 13D (this “Schedule 13D”) is being filed in connection with the Securities Purchase Agreement (the “Purchase Agreement”), dated as of October 2, 2007, by and between Ohio Plastics, LLC, a Delaware limited liability company (“Ohio Plastics”), and Glencore Finances AG (“Glencore”).
     Pursuant to the Purchase Agreement, on October 2, 2007 (the “Closing Date”), Ohio Plastics acquired from Glencore an aggregate of 287,500 shares (the “Shares”) of 6.0% Series B Convertible Preferred Stock of Milacron Inc., a Delaware corporation (the “Issuer”), (the “Preferred Stock”), which on the date of this filing is convertible into 3,285,714 shares of common stock, $0.01 par value (the “Common Stock”), in exchange for total consideration in cash of $17,937,500, or $62.3913 per share of Preferred Stock.
     Among other things, each share of Preferred Stock (i) has a liquidation preference of $200, (ii) is convertible into 11.42857 shares of Common Stock at a price of $17.50 per share, (iii) entitles the holder thereof to vote on all matters put to a vote of stockholders of the Issuer, voting together with the holders of the Common Stock and existing Preferred Stock as a single class and (iv) entitles the holder thereof, voting together with the other holders of the Preferred Stock, to designate a majority of the board of directors. On the date hereof, Ohio Plastics owns 57.50% of the outstanding shares of Preferred Stock.
     The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety herein by reference.
ITEM 1. SECURITY AND ISSUER
     This Schedule 13D relates to the Common Stock. The Issuer’s principal executive offices are located at 2090 Florence Avenue, Cincinnati, Ohio 45026.
ITEM 2. IDENTITY AND BACKGROUND
     (a), (b) and (c) This Schedule 13D is being filed jointly by (i) Ohio Plastics, (ii) Ohio Plastics Recovery, Ltd., a Cayman Islands exempted company (“OPR”), (iii) Ohio Plastics Financing, Inc., a Delaware corporation (“OPF”), (iv) Bayside Opportunity Fund, L.P., a Delaware limited partnership (“Bayside Opportunity Fund”), (v) Bayside Opportunity Advisors, L.L.C., a Delaware limited liability company (“Bayside Advisors”), (vi) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), (vii) Sami W. Mnaymneh, an individual and (viii) Anthony A. Tamer, an individual (collectively, the “Reporting Persons”).
1. Ohio Plastics
     Ohio Plastics was formed for the specific purpose of consummating the purchase of the Preferred Stock and the other transactions contemplated by the Purchase Agreement. The principal place of business of Ohio Plastics, which also serves as its principal office, is 1001 Brickell Bay Drive, 27 th Floor, Miami, Florida 33131. The members of Ohio Plastics are OPR and OPF (collectively, the “Members”). OPF is the manager of Ohio Plastics.
     The name, place of organization (or citizenship for natural persons), principal business (or occupation for natural persons) and address of principal office (or residence or business address for natural persons) for each member is set forth below:
Members

Place of
	Organization or	Principal Business	Address of Principal Office or
Name	Citizenship	or Occupation	Residence or Business Address
Ohio Plastics Recovery, Ltd.	Cayman Islands	Holding Company	1001 Brickell Bay Drive,
27th Floor, Miami,
Florida 33131

Ohio Plastics Financing, Inc.	Delaware	Holding Company	1001 Brickell Bay Drive,
27th Floor, Miami,
Florida 33131

CUSIP No.	598709103	Page	11	of	16
2. OPR
     OPR is a Cayman Islands exempt company that beneficially owns directly and indirectly through its 100% ownership of OPF (which owns 100% of the preferred units of Ohio Plastics and all of the common units of Ohio Plastics not owned by OPR), 100% of the outstanding units of Ohio Plastics OPR’s principal business is as a holding company. The following table sets forth the names, addresses and principal occupations of the directors and executive officers of OPR:
Directors and Executive Officers

Name	Address	Principal Occupation
Anthony A. Tamer	1001 Brickell Bay Drive,	Managing Partner of H.I.G. Capital, L.L.C.
Director, Co-President	27th Floor, Miami,
Florida 33131

Sami W. Mnaymneh	1001 Brickell Bay Drive,	Managing Partner of H.I.G. Capital, L.L.C.
Director, Co- President	27th Floor, Miami,
Florida 33131
3. OPF
     OPF is a Delaware corporation that beneficially owns 100% of the preferred units of Ohio Plastics and 20% of the outstanding common units of Ohio Plastics. OPF’s principal business is as a holding company. OPR is the sole stockholder of OPF. The principal place of business of OPF, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The following table sets forth the names, addresses and principal occupations of the directors and executive officers of OPF:
Directors and Executive Officers

Name	Address	Principal Occupation
John Bolduc	1001 Brickell Bay Drive,	Managing Director of Bayside Capital, Inc.
President	27th Floor, Miami,
Florida 33131

Tiffany Kosch	1001 Brickell Bay Drive,	Principal of Bayside Capital, Inc.
Vice President and Secretary	27th Floor, Miami,
Florida 33131
4. Bayside Opportunity Fund
     Bayside Opportunity Fund is a Delaware limited partnership, and its principal business is as a private equity fund. Bayside Opportunity Fund beneficially owns the majority of the outstanding stock of OPR. The principal place of business of Bayside Opportunity Fund, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. As discussed below, Bayside Advisors is the general partner of Bayside Opportunity Fund.
5. Bayside Advisors
     Bayside Advisors is a Delaware limited liability company, and its principal business is as a private equity management company. Bayside Advisors is the general partner of Bayside Opportunity Fund. The principal place of business of Bayside Advisors, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. As discussed below, HIG GP is the manager of Bayside Advisors.

CUSIP No.	598709103	Page	12	of	16
6. HIG GP
     HIG GP is a Delaware corporation, and its principal business is to serve as an investment management company. HIG GP is the manager of Bayside Advisors. The principal business address of HIG GP, which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. The following table sets forth the names, addresses and principal occupations of the directors and executive officers of HIG GP:

Name	Address	Principal Occupation
Anthony A. Tamer	1001 Brickell Bay	Managing Partner of H.I.G. Capital, L.L.C.
Co-President, Director	Drive, 27th Floor,
Miami, Florida 33131

Sami W. Mnaymneh	1001 Brickell Bay	Managing Partner of H.I.G. Capital, L.L.C.
Co-President, Director	Drive, 27th Floor,
Miami, Florida 33131
7. Sami W. Mnaymneh and Anthony A. Tamer
     Messrs. Sami Mnaymneh and Anthony Tamer are the co-founders and co-managing partners of H.I.G. Capital, L.L.C., a private equity firm. Additionally, Messrs. Tamer and Mnaymneh are the shareholders of HIG GP.
     (d) and (e) During the last five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     (f) Each natural person identified in this Item 2 is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On October 2, 2007, Ohio Plastics acquired the Shares in connection with the closing of the transactions contemplated by the Purchase Agreement. The total consideration paid for the purchase of the Preferred Stock was $17,937,500.
     The acquisition of the Preferred Stock was funded from the working capital of Bayside Opportunity Fund and its affiliates. Bayside Opportunity Fund and its affiliates have access to short term credit facilities, which Bayside Opportunity Fund uses in the ordinary course of its investing activities. Such credit facilities are repaid using capital commitments from limited partners of Bayside Opportunity Fund.
ITEM 4. PURPOSE OF TRANSACTION
     Ohio Plastics made the investment decision to acquire the Preferred Stock and beneficial ownership of the Common Stock because, in its judgment, the Preferred Stock represents an attractive investment opportunity. On the Closing Date, the closing price of the Common Stock, which the Preferred Stock is convertible into, on the NYSE was $6.97 per share. As a result of its purchases of the Preferred Stock, based on (i) 5,508,129 shares of Common Stock outstanding on July 31, 2007 (as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 6, 2007) and (ii) 5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock, Ohio Plastics, as of the date hereof, beneficially owns 29.3% of the outstanding shares of Common Stock (on an as-converted basis).
     The information set forth in the Introduction is incorporated in this Item 4 by reference.

CUSIP No.	598709103	Page	13	of	16
     Ohio Plastics intends to have its director nominees constitute a majority of the Series B Preferred Stock nominees of the Board of Directors of the Issuer (the “Board”). On the Closing Date, pursuant to the Purchase Agreement, four existing members of the Board resigned and four new members were designated to the Board by Ohio Plastics.
     The foregoing summary is qualified in its entirety by the full text of the Purchase Agreement, a complete and accurate copy of which is attached hereto as Exhibit 99.2 and incorporated in its entirety in this Item 4 by reference.
     Except as set forth herein or as would occur in connection with and upon completion of any of the actions and matters discussed in this Item 4, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
     The Reporting Persons intend to closely monitor and evaluate the Issuer’s business, financial performance and prospects and its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial performance, the market price of the Common Stock, changes in law or government regulations, tax considerations, developments affecting the Issuer and its prospects, conditions in the securities markets, general economic and industry conditions, and international geopolitical events, the Reporting Persons may consider various courses of action with respect to the Issuer, its Board and its management and may exercise any and all of its respective rights as a stockholder of the Issuer. Such actions may include, without limitation, and the Reporting Persons reserve the right to effect (or seek to effect), at any time and from time to time in any single transaction or series of transactions, the following:
     (i) purchasing additional shares of the Common Stock or Preferred Stock on the open market, in privately negotiated transactions, or otherwise;
     (ii) selling some or all of the Reporting Persons’ shares of Common Stock or Preferred Stock on the open market (with respect to Common Shares), in privately negotiated transactions, or otherwise;
     (iii) compositional changes to the Board as described herein and otherwise;
     (iv) material changes in the Issuer’s business or corporate structure;
     (v) material changes in the present capitalization or dividend policy of the Issuer;
     (vi) changes to the Issuer’s certificate of incorporation, bylaws and other organizational documents;
     (vii) changes in the Issuer’s corporate governance policies and practices and with respect to its business plan and operating strategies;
     (viii) extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Issuer; and
     (ix) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) — (b) The information contained on the cover pages of this Schedule 13D and the response to Item 2 of this Schedule 13D are incorporated herein by reference. Ohio Plastics is the beneficial owner of 287,500 shares of Preferred Stock (3,285,714 shares of Common Stock on an as-converted basis, representing, on an as-converted basis, approximately 29.3% of the common stock based on (i) 5,508,129 shares of Common Stock of the Issuer outstanding on July 31, 2007 as disclosed in the Issuer’s Quarterly Report on Form 10-Q that was filed with the SEC on August 6, 2007 and (ii) 5,714,286 shares of common stock issuable upon conversion of all of the shares of 6.0% Series B Convertible Preferred Stock. OPF owns a minority of the outstanding common units of Ohio Plastics, all of the outstanding preferred units of Ohio Plastics and is the sole manager of Ohio Plastics and thus may be deemed to directly have sole power to direct the voting and disposition of the Shares held by Ohio Plastics. OPR, a Member of Ohio Plastics, owns a majority of the outstanding common units of Ohio Plastics and all of the outstanding shares of OPF and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by Ohio Plastics. Bayside Opportunity Fund owns a

CUSIP No.	598709103	Page	14	of	16
majority of the outstanding common stock of OPR and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by Ohio Plastics. Bayside Advisors is the general partner of Bayside Opportunity Fund and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by Ohio Plastics. HIG GP is the manager of Bayside Advisors and thus may be deemed to indirectly have sole power to direct the voting and disposition of the Shares held by Ohio Plastics. Messrs. Mnaymneh and Tamer control HIG GP and thus may be deemed to indirectly share power to direct the voting, except to the extent of its or his primary interest in the Shares, and disposition of the Shares held by Ohio Plastics. Each of Ohio Plastics Recovery, Ohio Plastics Financing, Bayside Opportunity Fund, Bayside Advisors, HIG GP and Messrs. Mnaymneh and Tamer disclaim beneficial ownership of the Shares.
     (c) The information contained in the Introduction and Item 4 are incorporated herein by reference.
     (d) - (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Joint Filing Agreement
     Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto.
Purchase Agreement
     The information set forth in the Introduction and Item 4 is incorporated in this Item 6 by reference. Under the Purchase Agreement, Ohio Plastics agreed to purchase 287,500 shares of Preferred Stock from Glencore for $62.3913 per share.
     The Purchase Agreement required that as a condition to closing at least four members of the Board resigned, and four new members were designated to the Board by Ohio Plastics at the time of closing. The purchase of the Shares occurred on October 2, 2007.
     In addition to obligations undertaken by each party to the Purchase Agreement to use commercially reasonable efforts to consummate and make effective the transactions contemplated thereby, the parties have also agreed to provide each other with certain rights of indemnification.
Director Fee Agreement
     The Issuer and Bayside Capital, Inc., an affiliate of Bayside Opportunity Fund, have entered into a Director Fee Agreement whereby the Issuer shall pay only cash consideration to any members of the Board that are employees of Bayside Capital, Inc. or any of its affiliates.
Acknowledgement of Restrictions and Voting Agreement
     In connection with the purchase of the Shares, Ohio Plastics and Glencore entered into an Acknowledgement of Restrictions pursuant to which Ohio Plastics acknowledged and agreed that the Shares remain subject to certain voting restrictions and an irrevocable proxy set forth in the Voting Agreement dated as of October 2, 2007 by and among the Issuer and Glencore (the “Voting Agreement”). The Voting Agreement secures Glencore’s commitment to vote the Shares which it may be entitled to vote at a specially called meeting of the Issuer’s shareholders in favor of certain amendments to the Issuer’s charter.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of October 2, 2007, made among the Reporting Persons.

Exhibit 99.2	Securities Purchase Agreement, dated as of October 2, 2007, by and between Ohio Plastics and Glencore.

Exhibit 99.3	Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of 6% Series B Convertible Preferred Stock of Milacron (incorporated by reference from Exhibit 10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003).

Exhibit 99.4	Certificate of Designation of Voting Powers, Designation, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions, of Series C Preferred Stock of Milacron (incorporated by reference from Exhibit 10.49 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003).

Exhibit 99.5	Registration Rights Agreement, dated as of March 12, 2004, by and among Milacron, Glencore Finance and Mizuho International (incorporated by reference from Exhibit 10.50 to the Annual Report on Form 10-K filed by Milacron for the fiscal year ended December 31, 2003).

Exhibit 99.6	Acknowledgement of Restrictions between Ohio Plastics and Glencore.

Exhibit 99.7	Voting Agreement, dated as of October 2, 2007, between Milacron and Glencore (incorporated by reference from Exhibit 10.22 to the Current Report on Form 8-K filed by Milacron on October 5, 2007).

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SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2007

OHIO PLASTICS, LLC By: OHIO PLASTICS FINANCING, INC. Its: MANAGER
By:	/s/ John Bolduc
	Name:	John Bolduc
	Title:	President

OHIO PLASTICS RECOVERY, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

OHIO PLASTICS FINANCING, INC.
By:	/s/ John Bolduc
	Name:	John Bolduc
	Title:	President

H.I.G.-GPII, INC.
By:	/s/Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

BAYSIDE OPPORTUNITY ADVISORS, L.L.C. By: H.I.G.-GPII, INC. Its: Manager
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

CUSIP No.	598709103	Page	16	of	16

BAYSIDE OPPORTUNITY FUND, L.P. By: BAYSIDE OPPORTUNITY ADVISORS, L.L.C. Its: General Partner By: H.I.G.-GPII, INC. Its: Manager
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer